EXHIBIT D.6


					COMMONWEALTH OF MASSACHUSETTS

				DEPARTMENT OF TELECOMMUNICATIONS AND ENERGY



PETITION OF WESTERN    		)
MASSACHUSETTS ELECTRIC  	)
COMPANY FOR APPROVAL OF 	)			D.T.E.
PROPOSED MODIFICATIONS   )
TO NUCLEAR FUEL 	   	    )
FINANCING ARRANGEMENTS	  )


A.	INTRODUCTION

1.	This is a petition by Western Massachusetts Electric Company ("WMECO" or
"Petitioner"), a subsidiary of Northeast Utilities ("NU") and an electric utility company duly organized and existing under the laws of the
Commonwealth of Massachusetts (the "Commonwealth"), subject to the jurisdiction of the Massachusetts Department of Telecommunications and Energy (the "Department") under Massachusetts General Laws Chapter 164. The
Petitioner is seeking the Department's approval, under Section 14 of such Chapter and certain orders of the Department in prior dockets, identified below, of certain proposed modifications to the terms of its nuclear fuel financing arrangements for the financing of its interest in the nuclear fuel for the Millstone nuclear units.  Specifically, WMECO is seeking authority to: (i) modify certain terms of (a) its Nuclear Fuel Lease Agreement (the "Lease"), dated as of January 4, 1982, as amended and restated as of February 11, 1992, between Bankers Trust Company, in its capacity as Lessor (the "Lessor"), and The Connecticut Light and Power Company ("CL&P") and WMECO, collectively as Lessees, and (b) the Security Agreement and Assignment of Contracts, dated as of January 4, 1982, as amended and restated by the
Amendment to and Restatement of Security Agreement and Assignment of
Contracts dated as of February 11, 1992, and as further supplemented by the
First Supplement and Amendment dated as of May 1, 1998   (the "Security
Agreement"), as related to the Niantic Bay Fuel Trust (the "Trust"), between Bankers Trust Company in its capacity as Trustee (the "Trustee"), and The
First National Bank of Chicago, as Collateral Agent (the "Collateral Agent");
(ii) issue up to an additional $15.4 million aggregate principal amount of its first mortgage bonds as collateral under the Lease (the "1999 WMECO Collateral Bonds"); and (iii) extend the term of the outstanding $17.3 million aggregate principal amount of first mortgage bonds (the "1998 WMECO Collateral Bonds"), which were previously approved by the Department and issued as collateral under the Lease.

B.	BACKGROUND

2.	The Petitioner is an electric company duly organized and existing under the laws of the Commonwealth.

3.	The exact legal name of the Petitioner and its principal place of business are:
Western Massachusetts Electric Company
174 Brush Hill Avenue
West Springfield, Massachusetts 01089

4.	The name, title, address and telephone number of the attorneys or other persons to whom correspondence or communications in regard to this application are to be addressed:

A.	Stephen Klionsky, Esq.
Western Massachusetts Electric Company
260 Franklin Street
Boston, Massachusetts 02110-3179
Telephone: (617) 345-4778

B.	Jane P. Seidl, Esq.
Western Massachusetts Electric Company
c/o Northeast Utilities Service Company
P.O. Box 270
Hartford, Connecticut 06141
Telephone: (860) 665-5051

C.	Randy A. Shoop
Assistant Treasurer - Finance
Western Massachusetts Electric Company
c/o Northeast Utilities Service Company
P.O. Box 270
Hartford, Connecticut 06141
Telephone: (860) 665-3258

	5.	The Petitioner has issued and outstanding 1,072,471 shares of its
Common Stock with a par value of $25 per share; 200,000 shares of 7.72%
Preferred Stock, Series B, with a par value of $100 per share and 780,000 shares of 7.6% Class A Preferred Stock, 1987 Series, with a par value of $25 per share.

6.	As of December 31, 1998, the Petitioner had issued and outstanding long-
term debt and other long-term obligations in the aggregate principal amount of approximately $349,314,210:

(a)	first mortgage bonds in the aggregate principal amount of $255,000,000
(including current portion) consisting of five outstanding series: Series V through Y and the 1997 Series B, with maturity dates from 1999 to 2024 and interest rates ranging from 6.25 percent for the Series X bonds to 7.75 percent for the Series V and Y bonds;

(b)	pollution control notes in the aggregate principal amount of
$53,800,000 due in 2028;

(c)	long term obligations of approximately $41,354,766 for spent fuel disposal costs; and

(d) unamortized premium/discounts: ($840,556).

C.	OVERVIEW

7.	The Petitioner and CL&P  (collectively, the "Companies") own approximately 18.779% and 81.221% (aggregating 100%), respectively, of Millstone Unit 1 and Millstone Unit 2 ("Unit 1" and "Unit 2") and are responsible for the fuel costs of those units. The Petitioner and CL&P own approximately 12.239% and 52.933% (aggregating 65.172%), respectively, of Millstone Unit 3 ("Unit 3"). The Companies are responsible for a like percentage of the fuel costs of Unit 3. The other joint owners of Unit 3 are responsible for the remainder of the fuel costs for Unit 3.

8.	The Trust  was formed in order to provide an efficient framework for the financing of the Companies' interest in the nuclear fuel for the Millstone nuclear units.

9.	On December 15, 1981, the Department issued an order in D.P.U. 873 (the
"1981 Order") approving WMECO's participation in the Trust. The 1981 Order required WMECO to obtain the Department's prior approval of material amendments to the Trust's Lease arrangements before they become effective. Western Massachusetts Electric Company, D.P.U. 873, p. 15 (1981); Western Massachusetts Electric Company, D.P.U. 873-A, p. 1 (1982).

10.	In July, 1998, the Companies announced their intention to permanently cease operations at Unit 1 and notified the Nuclear Regulatory Commission ("NRC") of that decision. The Companies have also notified the NRC that all nuclear fuel has been permanently removed from the reactor vessel of Unit 1. Consequently, they are no longer authorized to operate Unit 1 or retain nuclear fuel in its reactor. Under Section 23(a)(ix) of the Lease, the foregoing events could constitute an Event of Termination. Although Events of Termination may trigger termination of the Lease and certain payments by the Companies to the Trust, Section 23 (a)(ix) of the Lease provides for a partial termination with respect only to the affected Unit (in this case, Unit 1) unless the triggering event does, or will have, a material adverse effect on the financial condition or business prospects of WMECO or CL&P, as determined by the Lessor and the Collateral Agent.

11.	In the event of a partial termination of the Lease, the Companies presently would be required to obtain the release of the nuclear fuel located at or intended to be used at Unit 1 (the "Unit 1 Nuclear Fuel"). In connection with such release of nuclear fuel from the Lease, the Companies would be required to pay to the Lessor an amount equal to the Unit 1 Nuclear Fuel Stipulated Loss Value (the "SLV"), defined for these purposes as certain unamortized costs allocable to the Unit 1 Nuclear Fuel. The current SLV is approximately $80 million.

D.	MODIFICATION OF LEASE AND SECOND SUPPLEMENT AND AMENDMENT OF SECURITY
AGREEMENT

12.	The Companies have requested that the Lessor and Collateral Agent consent to a modification of and amendment to the Lease (the "Modification"), which Modification will effect a partial termination of the Lease with respect to Unit 1, and a release of the Unit 1 Nuclear Fuel, upon the issuance by the Companies of an aggregate principal amount of $80.2 million of collateral first mortgage bonds (the "1999 Collateral Bonds") to the Trustee. The Trustee will pledge the bonds to the Collateral Agent pursuant to a Second Supplement and Amendment to the Security Agreement (the "Second Supplement") between the Trustee and the Collateral Agent.

13.	Pursuant to the Modification, the Companies will each be required to issue a new series of first mortgage bonds in an aggregate principal amount not to exceed $80.2 million. Of the $80.2 million aggregate principal amount of the new bonds to be issued, approximately 19%, or $15.4 million, will be issued by WMECO (the "1999 WMECO Collateral Bonds"), and approximately 81%, or $64.8 million, will be issued by CL&P (the "1999 CL&P Collateral Bonds"). The proposed terms of the 1999 WMECO Collateral Bonds are addressed in Section E below.

14.	In accordance with the issuance of the 1999 WMECO Collateral Bonds, the definition of "Collateral First Mortgage Bond" will be amended in the Security Agreement to reflect the definition as specified in Section 1(b) of the Second Supplement, which provides:

"'Collateral First Mortgage Bond' shall mean (i) with respect to CL&P, certain $72,900,000 First and Refunding Mortgage Bond, 1998 Series A, issued by CL&P as of May 1, 1998 pursuant to the CL&P Indenture to the Collateral Agent for the benefit of the Lenders, in substantially the form of Exhibit 'A' attached to the First Supplement, that certain $64,800,000 First and Refunding Mortgage Bond, 1999 Series A, issued by CL&P on the date hereof pursuant to the CL&P Indenture to the Collateral Agent for the benefit of the Lenders, in substantially the form of Exhibit 'A' attached hereto, and such other collateral mortgage bonds as may be issued by CL&P from time to time pursuant to the CL&P Indenture to the Collateral Agent for the benefit of the Lenders, as the same may be amended, supplemented or otherwise modified from time to time; and (ii) with respect to WMECO, that certain $17,300,000 First Mortgage Bond, 1998 Series A, issued by WMECO as of May 1, 1998 pursuant to the WMECO Indenture to the Collateral Agent for the benefit of the Lenders in substantially the form of Exhibit 'B' attached to the First Supplement, that certain $15,400,000 First Mortgage Bond, 1999 Series A, issued by WMECO on the date hereof pursuant to the WMECO Indenture to the Collateral Agent for the benefit of the Lenders, in substantially the form of Exhibit 'B' attached hereto, and such other collateral mortgage bonds as may be issued by WMECO from time to time pursuant to the WMECO Indenture to the Collateral Agent for the benefit of the Lenders, as the same may be amended, supplemented or otherwise modified from time to time."

15.	Except as expressly amended, all of the representations, warranties, terms, covenants and conditions contained in both the existing Lease and the existing Security Agreement shall remain unaltered and shall continue to be in full force and effect in accordance with their respective terms, as previously approved by the Department.

16.	Furthermore, except as otherwise set forth in Section 24(c)(v) of the
Lease, the proposed Modification shall be applicable only to the partial termination of the Lease in connection with the permanent cessation of operations at Unit 1, and in no event shall be applicable to any other Event of Termination.

17.	The Companies believe that the issuance of the 1999 Collateral Bonds, is a more favorable approach than effecting the release of the Unit 1 Nuclear
Fuel upon a payment by the Companies to the Lessor of the SLV, because a cash payment of this magnitude would adversely affect the Companies' liquidity position -- an integral part of their financial strategy as the restart of Unit 3 begins to improve their financial condition. Were the Companies required to pay the SLV of the Unit 1 Nuclear Fuel, they would have no immediate way to utilize the cash held by the Trust in light of both the non-call provisions of the outstanding $180 million Series G Intermediate Term Secured Notes due 2003 (the "Series G Notes") and the projected near-term nuclear fuel requirements for the Millstone units.

18.	The Trustee has obtained the required  consent from the holders of at least 66 2/3% in principal amount of the Series G Notes (the "Noteholders") for the proposed Modification.

E.	ISSUANCE OF NEW SERIES OF COLLATERAL BONDS


19.	The Petitioner is also requesting approval to issue to the Collateral
Agent a new series of first mortgage bonds in an aggregate principal amount of $15.4 million. WMECO's proposed new bond series, the 1999 WMECO Collateral Bonds, will be substantially similar to the outstanding 1998 WMECO Collateral Bonds, previously approved by the Department in its order dated April 29, 1998 in D.P.U 98-29.

20.	The Petitioner plans to utilize some of its previously issued first mortgage bonds which have been retired by WMECO and are available for reissue as the basis for the issuance of the 1999 WMECO Collateral Bonds. The interest rate on the 1999 WMECO Collateral Bonds, which is based upon the rate of such retired first mortgage bonds, is expected to be a maximum of 6.25% per annum. The series of collateral bonds to be issued will be designated the "First Mortgage Bonds, 1999 Series A." The 1999 WMECO Collateral Bonds will be issued under and secured by the First Mortgage Indenture and Deed of Trust dated August 1, 1954, between WMECO and State Street Bank and Trust Company, as Trustee, as supplemented and amended by indentures supplemental thereto, and as to be further supplemented by a supplemental indenture setting out the terms of the 1999 WMECO Collateral Bonds (the "Indenture"). All outstanding bonds are secured equally and ratably by a direct first mortgage lien on substantially all of the properties and franchises owned by WMECO. The 1999 WMECO Collateral Bonds will rank pari passu with all other first mortgage bonds of WMECO and be entitled to all of the benefits of the Indenture. The 1999 WMECO Collateral Bonds will have a maturity date not later than June 1, 2000.

21.	The 1999 WMECO Collateral Bonds are being issued to evidence and secure
WMECO's obligations pursuant to the Lease, it being understood that the actual indebtedness evidenced by these bonds as of any time shall be limited to approximately 19% of the amount of outstanding debt less the aggregate outstanding principal amount of the 1998 WMECO Collateral Bonds, if any.

22.	The structure of the arrangements existing among the Trust, the
Collateral Agent and the Companies allows for a revolving credit facility to be established and a corresponding credit agreement to be entered into between the Companies and the Trustee. The most recent credit facility expired on July 31, 1998. To the extent that a credit agreement exists on some future date, all outstanding debt under such agreement, including the 1999 WMECO Collateral Bonds, will be secured equally and ratably, and will, under the Security Agreement and the Series G Intermediate Term Secured Note Agreement (the "Note Agreement"), rank pari passu with all the Trust's then outstanding obligations. Interest will accrue on the 1999 WMECO Collateral Bonds if, and to the extent that, WMECO fails to meet its obligations under any credit agreement or under the Note Agreement.

23.	 There will be no proceeds from the issuance of the 1999 WMECO
Collateral Bonds.

F.	PROPOSED EXTENSION OF MATURITY DATE OF THE 1998 WMECO COLLATERAL BONDS

24.	By Petition dated December 5, 1997 in D.P.U. 97-108, WMECO sought the
Department's approval for proposed changes to the Trust's financing arrangements in connection with the extension of the then-existing credit facility, which was scheduled to expire on February 19, 1998. In order to induce the participating banks to extend the credit facility through July 31, 1998, the Companies were required to provide the banks with additional collateral in the form of first mortgage bonds by May 1, 1998. Specifically, the Companies were required to issue an aggregate principal amount of $50 million in first mortgage bonds to the banks, representing 50 percent of the banks' commitment under the credit facility, as collateral for the Companies' obligations under the Lease. Further, the holders of the Trust's then outstanding $80 million Series F Intermediate Term Secured Notes (the "Series F Notes") were contractually entitled to equal treatment with the banks. In order to satisfy this requirement, the Companies also provided an additional approximate $40 million aggregate principal amount of first mortgage bonds as collateral, representing 50 percent of the outstanding principal amount under the Series F Notes. WMECO issued approximately 19% of the approximate $90 million aggregate principal amount of such first mortgage bonds, or $17.3 million. CL&P issued the remaining approximate 81%, or $72.9 million (the "1998 CL&P Collateral Bonds").

25.	The 1998 WMECO Collateral Bonds  have an interest rate of 6.89% per annum and are secured equally and ratably by a direct first mortgage lien on substantially all of the properties and franchises owned by WMECO. The 1998 WMECO Collateral Bonds have a maturity date of June 1, 1999, and interest will accrue on these collateral bonds only if, and to the extent, WMECO fails to meet its obligations under the Note Agreement or under any credit agreement that may exist in the future.

26.	On June 2, 1998, the Department approved the issuance of the Series G
Notes to replace the Series F Notes, which matured on June 5, 1998. The Series G Notes were issued on June 5, 1998 to allow the Companies to continue to finance their respective interests in the nuclear fuel for the Millstone units and to repay the (i) Series F Notes upon maturity and (ii) approximately $90 million outstanding on the existing bank credit facility. The Series G Notes rank pari passu with all obligations under any bank facility relating to nuclear fuel financing arrangements with respect to both payment priority and collateral.

27.	The Petitioner is now seeking authority to extend the term of the 1998
WMECO Collateral Bonds beyond their June 1, 1999 maturity date due to two provisions of the Note Agreement:

a) Section 7.28 of the Note Agreement states that until the 1998 CL&P Collateral Bonds are rated "investment grade" by either Moody's Investor Service, Inc. or Standard & Poor's Corporation, the Trustee shall use its best efforts and shall cause the Companies to use their best efforts, subject to the required regulatory approval, to have the maturity date of the 1998 WMECO Collateral Bonds and the 1998 CL&P Collateral Bonds extended or have the bonds themselves replaced, so that such bonds remain outstanding with the same effect as on the date of issuance; and

b) Section 5.1.3 of the Note Agreement mandates that, if the term of the 1998 WMECO Collateral Bonds and the 1998 CL&P Collateral Bonds is required to be extended or the bonds are required to be replaced in accordance with
Section 7.28 of the Note Agreement, the Trustee shall give notice to the Noteholders no later than sixty (60) days prior to the stated maturity date of the collateral bonds, confirming that everything necessary for such extension or replacement has been or will be satisfied by the date such extension or replacement is required. The failure to provide this notice, or the inability to extend the term of maturity, may result in the Noteholders exercising their right to have the Trustee repurchase their Series G Notes in full.


28.	To date, the 1998 CL&P Collateral Bonds have not reached 'investment grade,' and thus WMECO respectfully seeks Department approval for a one year extension of the maturity date of the 1998 WMECO Collateral Bonds, from June 1, 1999 to June 1, 2000.

G. 	NET PLANT TEST

29.	The Petitioner believes that the net plant test does not apply because the 1999 WMECO Collateral Bonds are contingent obligations as to which the Petitioner will have no payment requirement unless the underlying debt to which they relate is not paid. Thus, the $15.4 million issuance of the 1999 WMECO Collateral Bonds will cause no change in the outstanding stock and long-term debt of WMECO. However, even if the net plant test were to apply to the issuance of the $15.4 million aggregate principal amount of collateral bonds referred to herein, the Petitioner would meet the net plant test as of December 31, 1998 because its net utility plant (utility plant less accumulated depreciation), which includes nuclear fuel and fossil inventories, is equal to or in excess of its total capitalization. Based on the Petitioner's December 31, 1998 financial statements, WMECO had a net utility plant of approximately $723.7 million. Including the proposed issuance of $15.4 million of collateral bonds would change WMECO's total capitalization to $622.5 million, which is less than WMECO's net utility plant. (see Exhibit 10).

30.	WMECO will pay  the following fees and expenses in connection with the proposed Modifications to the Lease and the issuance and extension of the term of its collateral mortgage bonds: (i) an accommodation fee of $15,200 as consideration for the consent of the Noteholders to effect the proposed Modification of the Lease and the amendment to the Security Agreement; (ii) legal fees of approximately $14,250; (iii) Northeast Utilities Service Company expenses of approximately $9,500; (iv) bond issuance expenses of $3,000; (v) distribution expenses of $3,800; (vi) trustees fees of $950; and
(vii) miscellaneous expenses of $950 (see Exhibit 11).

H.	OTHER APPROVALS

31.	The Petitioner is subject to the jurisdiction of the Securities and
Exchange Commission ("SEC") under the Public Utility Holding Company Act of 1935, as amended ("1935 Act"). WMECO is filing a Post-Effective Amendment to its Application /Declaration on Form U-1 with the SEC for approval of the Modification to the Lease and the amendment to the Security Agreement. However, so long as the Petitioner complies with Rule 52 under the 1935 Act, which includes a requirement that the Department approve (i) the issuance of the 1999 WMECO Collateral Bonds and (ii) the extension of the term of the 1998 WMECO Collateral Bonds, no SEC approval relating to the 1998 WMECO Collateral Bonds or the 1999 WMECO Collateral Bonds is required under the 1935 Act. The Department's attention is respectfully directed to the fact that the practice of the SEC under the 1935 Act is to not issue its order until the SEC has received a certified copy of the decision of the Department approving the Modification of the Lease.

32.	A copy of WMECO's annual report to the SEC on Form 10-K for the twelve months ended December 31, 1998 is filed as Exhibit 8. As the 1999 WMECO Collateral Bonds are not being sold publicly or privately, but are being issued solely as security for repayment of borrowings, no registration statement or private placement memorandum will be distributed in connection with the issuance of such bonds.

33.	The Petitioner has also requested that the State of Connecticut
Department of Public Utility Control reopen its Docket No. 91-06-04, in order to approve the proposed modifications to the nuclear fuel financing arrangements outlined herein.

I.	TESTIMONY, EXHIBITS AND FINANCIAL STATEMENTS

34.	The Petitioner is filing,  in support of this Petition, the exhibits, including the prepared testimony of Randy A. Shoop, Assistant Treasurer-Finance of WMECO, listed in Appendix I hereto.

WHEREFORE, pursuant to Section 14 of Chapter 164 of the General Laws of Massachusetts, the Petitioner respectfully requests the Department to determine:

A.	That the proposed Modification to the Lease, the amendment to the
Security Agreement, the issuance of the 1999 WMECO Collateral Bonds and the extension of maturity date of the 1998 WMECO Collateral Bonds are reasonably necessary to enable the Petitioner to further secure, and remain in compliance with, its obligations. The Department's attention is respectfully directed to the fact that the Trustee must give notice to Noteholders no later than April 1, 1999, confirming that everything necessary for an extension of the maturity date of the 1998 WMECO Collateral Bonds has been or will be satisfied by June 1, 1999. The Companies have directed the Trustee to give such notice and are therefore committed to extend the maturity date of the 1998 WMECO Collateral Bonds as of June 1, 1999. The inability to extend the term of maturity may result in the Noteholders exercising their right to have the Trustee repurchase their Notes in full. Under these conditions, time is of the essence and the WMECO respectfully requests that the Department grant the requested approvals at the earliest date it is able to do so, not later than May 3, 1999; and

B. 	That the Department grant such other and further orders, approvals and consents as it shall deem proper.

Dated this 30th day of March , 1999.

Respectfully submitted,
WESTERN MASSACHUSETTS ELECTRIC COMPANY

By/s/
    	Stephen Klionsky, Esq.
	Senior Counsel
	Northeast Utilities Service Company
Its Attorney


APPENDIX I

The following testimony and exhibits are being filed as part of the Petition of Western Massachusetts Electric Company ("WMECO") for the Department of Telecommunications and Energy's approval of the modifications to the nuclear fuel financing arrangements.

1.	Testimony of Mr. Randy A. Shoop, Assistant Treasurer-Finance of WMECO.

2.	Form of 1999 WMECO Collateral Bonds.

3.	Draft of Supplemental Mortgage Indenture.

4.	Proposed Modification and Amendment of Nuclear Fuel Lease.

5.	Form of Second Supplement and Amendment to the Security Agreement.

6.	Form of Resolutions of Board of Directors of Western Massachusetts
Electric Company approving the proposed modification of its financing arrangements relating to the Niantic Bay Fuel Trust.

7.	Financial Statements.

a.	Balance Sheet of Western Massachusetts Electric Company, per books and pro forma, as of December 31, 1998.

b.	Statement of Income and Statement of Retained Earnings of Western
	Massachusetts Electric Company, per books and pro forma, 12 months ended as of December 31, 1998.

8.	The Annual Report on Form 10-K for 1998 for Northeast Utilities, Western
	Massachusetts Electric Company, The Connecticut Light and Power Company, Public Service Company of New Hampshire, and North Atlantic Energy Corporation.

 9.	Copy of Letter to the Connecticut Department of Public Utility Control,
requesting the reopening of its Docket No. 91-06-04 and seeking approval of certain modifications to the nuclear fuel financing arrangements.

10. 	Calculation of Net Plant Test

11. 	Schedule of Fees and Expenses